FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report on Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934

                          For the Month of March, 2003

                      B.O.S. Better On-Line Solutions, Ltd.
                      -------------------------------------
                 (Translation of Registrant's Name into English)

                      100 BOS Road, Teradion 20179, Israel
                      ------------------------------------
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F _X_                   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes ___                   No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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Attached hereto and incorporated by reference herein is the Registrant's announcement dated March 25, 2003 regarding its financial results for the fourth quarter and 2002.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           B.O.S. Better On-Line Solutions, Ltd.
                                                        (Registrant)

                                           By: /s/ Israel Gal
                                               -----------------
                                               Israel Gal
                                               President and CEO

Dated: March 26, 2003